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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITES EXCHANGE ACT OF 1934

For the month of **October, 2006**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date: October 27, 2006	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 **TSX.V:RSM**
LISTED: STANDARD & POORS **OTCBB:RYSMF**
FOR IMMEDIATE RELEASE

PLANS FOR RAILROAD COPPER TARGET DRILL TESTING

MANHATTAN, NEVADA, SEPTEMBER 15, 2006, ROYAL STANDARD MINERALS INC. ("RSM") THE Company will commence a ground magnetics survey on the copper-gold skarn prospect located on the Railroad property next week, this work will be completed by the Company geophysicist, Mr. John Munroe. John has significant experience with this type of mineral system having worked in Arizona and Peru.

The Company has received its drill permits from the BLM to commence testing the copper target on the Railroad Property, Elko County, Nevada. The drilling program will start during the last week of September, 2006 with the Company core drill, the skid mounted Atlas Copco drill has the capability to drill a 2,000 foot core hole with NQ drill steel. The Company has 2,000 feet of new drill steel on hand for this project. This should represent the maximum depth required for this phase of drilling. The program will be managed by Mr. Richard Loring an experienced geologist with considerable background in the exploration for skarn copper-molybdenum systems. We are pleased to have Rich manage this program going forward.

The initial focus of the drilling program will be north of the Bald Mountain fault, for more details please refer to a September 20, 2005 press release on the Company website, royal-standard.com, entitled "Recent report indicates potential for porphyry skarn copper oxide system beneath and adjacent to the near surface oxide deposits on the Pinon-Railroad property, Elko, County, Nevada".

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen, qualified person, NI-43-101 @ 775-487-2454 FAX 775 -487-2460
Visit our website at Royal-Standard.com